UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

CONNECTICUT	1-2958	06-0397030
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Waterview Drive Shelton, Connecticut	06484
(Address of principal executive offices)	(Zip Code)

An-Ping Hsieh 475-882-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Hubbell Incorporated’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.hubbell.com.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUBBELL INCORPORATED

By:	/s/ An-Ping Hsieh
Name:	An-Ping Hsieh
Title:	Vice President, General Counsel

Date: June 1, 2015